Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended
	March 28, 2009	March 29, 2008
Earnings[1]	$691	$2,171

Adjustments:
Add - Fixed charges	29	34
Subtract - Capitalized interest	(15)	(19)

Earnings and fixed charges (net of capitalized interest)	$705	$2,186

Fixed charges:
Interest[2]	$—	$—
Capitalized interest	15	19
Estimated interest component of rental expense	14	15

Total	$29	$34

Ratio of earnings before taxes and fixed charges, to fixed charges	24	64

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statement of income is not included.